Exhibit 99.1

XOMA Reports Third Quarter 2016 Achievements

and Financial Results

BERKELEY, Calif., November 9, 2016 -- XOMA Corporation (Nasdaq: XOMA), a leader in the discovery and development of therapeutic antibodies, today announced recent achievements and financial results for the third quarter ended September 30, 2016.

“In the third quarter, we accelerated activity in our XOMA 358 clinical trials in patients with hypoglycemia due to congenital hyperinsulinism (CHI) or post-bariatric surgery (PBS). In mid-September, we presented promising initial data from the first nine patients in these studies, which clearly demonstrated that XOMA 358 impacts insulin signaling.  We also opened our first clinical site in Germany, which is actively enrolling patients age 12 years and older into our CHI study. Additionally, our proposal to UK regulators to initiate a multi-dose Phase 2 clinical study of XOMA 358 in children over the age of two with CHI was accepted in principle.  We are pleased with the progress we are making in the XOMA 358 development program and are optimistic this first-in-class allosteric modulating antibody will offer a significant benefit for the treatment of CHI and PBS patients,” said John Varian, Chief Executive Officer of XOMA.

Recent Achievements

•

Announced promising initial Phase 2 proof-of-concept data from the first nine patients enrolled in the Company’s ongoing XOMA 358 studies.  This data confirm the novel antibodies’ proof-of-mechanism is impacting insulin signaling in patients with hypoglycemia due to CHI or PBS.

•	Continued to advance the XOMA 358 clinical program and made significant steps toward generating additional patient data.
o	Treated 14 additional patients with XOMA 358 since the September data presentation.
o

Met with the UK’s Medicines and Healthcare Regulatory Authority (MHRA) and proposed a multi-dose Phase 2 clinical study of XOMA 358 in children older than age two diagnosed with hypoglycemia due to CHI.  The Agency agreed in principle with the proposal.

o	Opened the first clinical site in Germany to conduct a repeat-dose study of XOMA 358 in CHI patients over the age of 12.
•

Unveiled a novel new IL-2 immuno-oncology antibody program.  Preclinical data will be presented on November 12th at The Society for Immunotherapy of Cancer 31st Annual Meeting.  XOMA anticipates out-licensing the asset to help fund its endocrine drug development programs.

•	Executed a reverse split of XOMA’s common stock to regain compliance with NASDAQ listing requirements.

Third Quarter 2016 Financial Results

XOMA recorded total revenues of $0.6 million for the three months ended September 30, 2016, compared to $2.1 million during the third quarter of 2015. The decrease in third quarter 2016 revenues was due primarily to a reduction in revenues from the National Institute of Allergy and Infectious Diseases (NIAID) and Servier. Going forward, revenues are expected to result from potential new strategic partnerships and arrangements or payments under existing contracts.

Research and development (R&D) expenses for the third quarter of 2016 decreased 51 percent to $8.7 million, compared to $17.6 million in the corresponding 2015 period. The decrease was due primarily to a $3.6 million reduction in clinical trial costs, a $2.7 million reduction in salaries and related expenses, a $1.0 million reduction in external manufacturing activities, a $0.5 million reduction in outside consulting fees due to the termination of the Servier Phase 3 program, and a $0.5 million reduction in depreciation and facility expenses due to the sale of our manufacturing facility to Agenus West LLC.

Selling, general and administrative expenses (SG&A) decreased 28 percent to $4.1 million for the three months ended September 30, 2016, compared to $5.6 million during the same period in 2015. The decrease was due primarily to reduced consulting services and reduced salary and related personnel costs following the Company’s restructuring activities that were initiated in the third quarter of 2015.

“Our financial results for the quarter reflect the significant progress we have made over the past year to reduce our operating expenses across every sector of the Company. Third quarter R&D expenses were 51 percent lower year-over-year and 37 percent lower compared with the second quarter of 2016.  We also reduced our SG&A expenses by 28 percent from a year ago and by 15 percent from the second quarter,” said Tom Burns, Vice President, Finance and Chief Financial Officer of XOMA.  “In addition, we continued our out-licensing and partnering efforts to monetize our non-core assets, as our deep pipeline of early-stage antibodies is of interest to multiple companies focused on addressing a wide variety of medical conditions.  These transactions have been and continue to be an important source of non-dilutive financing for the Company.  For example, we expect to earn a $10 million milestone payment within the next few months under one of our existing license or collaboration agreements.”

For the third quarter ended September 30, 2016, XOMA had a net loss of $12.5 million, compared to a net loss of $0.5 million in the quarter ended September 30, 2015. The net losses in the three months ended September 30, 2016 and 2015, included a $0.3 million and $24.4 million gain, respectively, in non-cash revaluations of contingent warrant liabilities, resulting primarily from fluctuations in XOMA’s stock price. Excluding those revaluations, the net loss for the three months ended September 30, 2016, was $12.8 million, compared to a net loss of $24.9 million for the same reporting period in 2015.

On September 30, 2016, XOMA had cash and cash equivalents of $20.6 million compared with $65.8 million at December 31, 2015.

The Company expects its available capital will be sufficient to fund operations into the first quarter of 2017.  The anticipated milestone, referenced above, is not included in this projection.

About XOMA Corporation

XOMA Corporation is a leader in the discovery and development of therapeutic antibodies. The Company's innovative product candidates result from its expertise in developing ground-breaking monoclonal antibodies, including allosteric antibodies, which have created new opportunities to potentially treat a wide range of human diseases. XOMA's scientific research has produced a portfolio of endocrine assets, each of which has the opportunity to address multiple indications. The Company's lead product candidate, XOMA 358, is an allosteric monoclonal antibody that reduces insulin receptor activity, which could have a major impact on the treatment of hyperinsulinism. The Company recently initiated Phase 2 development activities for XOMA 358 in patients with congenital hyperinsulinism, and in patients with hypoglycemia after bariatric surgery. For more information, visit www.xoma.com.

Forward-Looking Statements

Certain statements contained in this press release including statements related to optimism about the beneficial  impact of XOMA 358, the expected sources of future revenues, other companies’ interest in our pipeline of early-stage antibodies,  the sufficiency of our capital resources, anticipated regulatory approval of product candidates, the anticipated success of any clinical trial, cash usage or statements that otherwise relate to future periods are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate, and actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market. Potential risks to XOMA meeting these expectations are described in more detail in XOMA's most recent filing on Form 10-K and in other SEC filings. Consider such risks carefully when considering XOMA's prospects. Any forward-looking statement in this press release represents XOMA's views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. XOMA disclaims any obligation to update any forward-looking statement, except as required by law.

XOMA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(unaudited)

(in thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Revenues:
License and collaborative fees	$430	$645	$3,196	$1,852
Contract and other	205	1,429	1,844	5,412
Total revenues	635	2,074	5,040	7,264

Operating expenses:
Research and development	8,674	17,559	35,986	57,255
Selling, general and administrative	4,053	5,632	13,138	15,913
Restructuring	—	2,561	15	2,561
Total operating expenses	12,727	25,752	49,139	75,729

Loss from operations	(12,092)	(23,678)	(44,099)	(68,465)

Other income (expense):
Interest expense	(982)	(1,030)	(2,991)	(3,152)
Other income (expense), net	289	(194)	585	1,453
Revaluation of contingent warrant liabilities	260	24,422	10,455	24,206
Net loss and comprehensive loss	$(12,525)	$(480)	$(36,050)	$(45,958)

Basic and diluted net loss per share of common stock	$(2.08)	$(0.08)	$(6.00)	$(7.83)
Shares used in computing basic and diluted net loss per share of common stock	6,029	5,928	6,010	5,872

XOMA CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited)

(in thousands, except share and per share amounts)

	September 30,	December 31,
	2016	2015

ASSETS
Current assets:
Cash and cash equivalents	$20,618	$65,767
Marketable securities	—	496
Trade and other receivables, net	756	4,069
Prepaid expenses and other current assets	1,251	1,887
Total current assets	22,625	72,219
Property and equipment, net	1,402	1,997
Other assets	664	664
Total assets	$24,691	$74,880

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$4,530	$6,831
Accrued and other liabilities	4,814	7,025
Deferred revenue	899	3,198
Interest bearing obligations – current	12,461	5,910
Accrued interest on interest bearing obligations – current	310	331
Total current liabilities	23,014	23,295
Interest bearing obligations – non-current	32,758	42,757
Contingent warrant liabilities	9	10,464
Other liabilities – non-current	97	673
Total liabilities	55,878	77,189

Stockholders’ deficit:
Preferred stock, $0.05 par value, 1,000,000 shares authorized, 0 issued and outstanding at September 30, 2016 and December 31, 2015	—	—
Common stock, $0.0075 par value, 277,333,332 shares authorized, 6,029,564 and 5,952,280 shares issued and outstanding at September 30, 2016 and December 31, 2015, respectively	904	893
Additional paid-in capital	1,144,042	1,136,881
Accumulated deficit	(1,176,133)	(1,140,083)
Total stockholders’ deficit	(31,187)	(2,309)
Total liabilities and stockholders’ deficit	$24,691	$74,880

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CONTACT: XOMA Corporation

Company and investor contact:

Ashleigh Barreto

510-204-7482

barreto@xoma.com

Juliane Snowden

The Oratorium Group, LLC

jsnowden@oratoriumgroup.com

Media contact:

Julie Normart

W2O Group

415-946-1087

jnormart@w2ogroup.com